MONTALVO SPIRITS, INC.

January 15, 2013

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention: Mara L. Ransom

   Assistant Director

Re:	Advanced Cloud Storage, Inc.
Form 8-K
Filed December 24, 2012
File No. 333-173537

Dear Ms. Ransom:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Montalvo Spirits, Inc., formerly known as Advanced Cloud Storage, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated January 7, 2013 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.	We note that your current report on Form 8-K contains Form 10 disclosure provided pursuant to Item 2.01(f) of Form 8-K, as well as financial statements of the businesses acquired and pro forma financial information pursuant to Item 9.01(a) and(b), respectively of Form 8-K. We note, however, that the pro forma financial information you have provided appears to be incomplete. In this regard, you have provided such information as of and for the nine-month period ended September 30, 2012, but you have not included such information for the fiscal year ended December 31, 2011. Please amend your filing to provide this information.

The Issuer has filed an amendment to the Current Report Form 8-K/A to include complete pro forma financial information. The revised pro forma financial statements have been included as Exhibit 99.4, replacing the previously filed Exhibit 99.4.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Alex Viecco

Alex Viecco, Chief Executive Officer